AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2002
                                                     1933 ACT FILE NO. 333-87754
                                                     1940 ACT FILE NO. 811-03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-6

                             -----------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


A.   EXACT NAME OF TRUST:  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124


B.   NAME OF DEPOSITOR:  CLAYMORE SECURITIES, INC.


C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206


D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:


                                    Copies to:

ROBIN K. PINKERTON          NICHOLAS DALMASO, ESQ.       ERIC F. FESS
Executive Vice              Executive Vice President
President                   and General Counsel
Claymore Securities, Inc.   Claymore Securities, Inc.    Chapman and Cutler
250 North Rock Road,        210 N. Hale Street           111 West Monroe Street
Suite 150
Wichita, Kansas 67206       Wheaton, Illinois 60187      Chicago, Illinois 60603
(316) 681-3123              (630) 784-6300               (312) 845-3000

     It is proposed that this filing will become effective (check appropriate box)

[ ]  immediately upon filing pursuant to paragraph (b)

[ ]  on (date) pursuant to paragraph (b)

[ ]  60 days after filing pursuant to paragraph (a)

[ ]  on (date) pursuant to paragraph (a) of rule 485 or 486

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.


F.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:  As soon as practicable after the effective date of the
                                                   Registration Statement.

[ ]  Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                          PRELIMINARY PROSPECTUS DATED
                               MAY 30, 2002

                              SUBJECT TO COMPLETION

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124

                            PERONI GROWTH PORTFOLIO,
                                   2002 SERIES


                                     [LOGO]

                                    CLAYMORE

                   PROSPECTUS PART A DATED JUNE __, 2002

     A portfolio of 20 stocks selected by E. Eugene E. Peroni, Jr. through the application of the Peroni Method.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

            CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124

                      PERONI GROWTH PORTFOLIO, 2002 SERIES

                                TABLE OF CONTENTS

                                                                     PAGE

OVERVIEW                                                               1

INVESTMENT SUMMARY                                                     1
   INVESTMENT OBJECTIVE                                                1
   INVESTMENT STRATEGY                                                 1
   SECURITY SELECTION                                                  2
   PORTFOLIO DIVERSIFICATION                                           3
   FUTURE PORTFOLIOS                                                   3
   PRINCIPAL RISKS                                                     3
   WHO SHOULD INVEST                                                   3
   ESSENTIAL INFORMATION                                               4
   FEES AND EXPENSES                                                   5
   EXAMPLE                                                             6

TRUST PORTFOLIO                                                        7

UNDERSTANDING YOUR INVESTMENT                                          8
   HOW TO BUY UNITS                                                    8
   HOW TO SELL YOUR UNITS                                             12
   DISTRIBUTIONS                                                      13

INVESTMENT RISKS                                                      14

HOW THE TRUST WORKS                                                   15

GENERAL INFORMATION                                                   17

REPORT OF INDEPENDENT AUDITORS                                        19

STATEMENT OF FINANCIAL CONDITION                                      20


     For the Table of Contents of Part B, see Part B of the prospectus.

     Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.

                      PERONI GROWTH PORTFOLIO, 2002 SERIES

                                    OVERVIEW

     Claymore Securities Defined Portfolios, Series 124 includes the unit investment trust listed above. The trust seeks to provide capital appreciation by investing in common stocks of companies selected by Eugene E. Peroni, Jr. through the application of the Peroni Method. Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 15 months.


                               INVESTMENT SUMMARY

INVESTMENT OBJECTIVE

     The trust seeks to provide capital appreciation.

INVESTMENT STRATEGY

     The Portfolio consists of the stocks of 20 companies selected by Eugene E. Peroni, Jr. through the application of the Peroni Method. The sponsor believes that the Peroni Method identifies stocks whose trading behavior provides strong clues to future upside potential. The Peroni Method is rooted in discipline, perseverance and a heritage of uncommon insight, and has been tested by the full range of financial climates.

     The Peroni Method is heavily, but not exclusively, based on proprietary technical analysis. Generally, investors focus on attractive fundamental factors such as price-earnings ratios, dividend growth and cash flows when selecting stocks for their portfolios. However, technical factors, including how a stock behaves relative to general market trends, also can play an important role in investment success. Identifying a stock's accumulation characteristics can aid in increasing portfolio returns, but it is only one of many factors used to choose the portfolio.

     In an inherently volatile stock market environment, the best strategy may be a disciplined approach. Investors who hold a balanced portfolio of quality investments and maintain a long-term posture may have a much better chance of achieving their financial goals. The trust uses a buy-and-hold approach to help achieve its investment objective and accordingly, the stocks included are expected to remain in the trust until termination. The trust's buy- and-hold philosophy relies on patience and discipline and eliminates the temptation to respond hastily to market factors outside of your control.

     See "Investment Policies" in Part B of the prospectus for details.


                                                              Investment Summary

SECURITY SELECTION

     Mr. Peroni utilizes the Peroni Method to select the trust. The Peroni Method uses or considers the following to select stocks:

* Technical Analysis. There are two basic techniques used by analysts to attempt to forecast price movements in stocks: fundamental analysis and technical analysis. Mr. Peroni primarily uses technical analysis to identify stocks for the trust. Technical analysis requires the study of a stock's historical price movements, relative strength, cash flows, trading behavior and current market activity to assess a stock's growth potential.

     To perform technical analysis Mr. Peroni uses point-and-figure charts. Point-and-figure charts plot stock price movements and help identify the following factors:

     *  how a stock's price has changed over time;

     * how a stock's price performance compares to other stocks in its industry; and

     *  a stock's historical growth patterns.

     Mr. Peroni believes that the analysis of those factors provides some insight into how a stock may perform in the future.


* Political and Economic Factors. Through reviewing publicly available information, Mr. Peroni also considers the political environment, how the economy is functioning, monetary policies and investor perceptions to help select stocks for the Portfolio.

* Future Leaders. In selecting stocks for the trust, Mr. Peroni also considers a company's management, capitalization and corporate structure to assess whether a company is in a good position to be a leader in its industry in the new millennium.


     Through the use of technical analysis and the consideration of the above factors, Mr. Peroni seeks to select the stocks that are best able to satisfy the trust's investment objective of capital appreciation.





                                                              Investment Summary

PORTFOLIO DIVERSIFICATION

(as of the Inception Date)





                                         ____%
                                         ____%
                                         ____%
                                         ____%
                                         ____%
                                         ____%
                                         ____%



FUTURE PORTFOLIOS

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately one year after the Inception Date. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer-term strategy.


PRINCIPAL RISKS

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* Stock Prices can be Volatile. The value of your investment may fall over time.

* We do not Actively Manage the Portfolio. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

* The Peroni Method may not Identify Stocks that will Satisfy the Portfolio's Investment Objective.



     See "Risk Factors" in Part B of the Prospectus for additional information.

WHO SHOULD INVEST

     You should consider this investment if:

     * You want to own a defined portfolio of stocks selected through the Peroni Method.

     *  You seek capital appreciation.

     * The trust represents only a portion of your overall investment portfolio;


                                                              Investment Summary

     * The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available; and

     * The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     *  You are uncomfortable with the trust's strategy.

     * You are uncomfortable with the risks of an unmanaged investment in stocks.

     *  You want current income or capital preservation.

ESSENTIAL INFORMATION



          Unit Price at Inception               $10.00

          Inception Date                        June 17, 2002

          Termination Date                      September 5, 2003

          Distribution Dates                    December 31, 2002

          Record Dates                          December 13, 2002

          CUSIP NUMBERS

          Cash distributions (all accounts)     183845379

          Reinvested distributions
            Standard Accounts                   183845387
            Wrap Fee Accounts                   183845395

          MINIMUM INVESTMENT

          Standard accounts                     $1,000/100 units

          Retirement accounts and               $250/25 units
          custodial accounts for minors



                                                              Investment Summary

FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

              INVESTOR FEES                       AS A % OF $1,000
                                                      INVESTED


      Initial sales fee paid on purchase                1.00%
      Deferred sales fee in first year(1)               1.95%

      Creation and development fee(2)                   0.35%

      Maximum sales fees (including
      creation and development fee)                     3.30%

      Estimated Organization costs
      (amount per 100 units paid by
      trust at end of initial offering period)         $2.00


  ESTIMATED ANNUAL FUND
  OPERATING EXPENSES           AS A % OF $1,000 INVESTED    AMOUNT PER 100 UNITS


Trustee's Fee and Expenses               0.095%                    $0.95
Sponsor's Supervisory Fee                0.035%                    $0.35
Evaluator's Fee                          0.030%                    $0.30
Bookkeeping and                          0.025%                    $0.25
Administrative Fee
Other Operating Expenses
[(including licensing fees)](3)          0.105%                    $1.05

     TOTAL                               0.290%                    $2.90




--------------------

(1) The deferred sales fee is fixed at $0.195 per unit and is deducted in monthly installments of $0.039 per unit on the last business day of each month from September through January.

(2) The creation and development fee ("C&D Fee") compensates the sponsor for creating and developing your trust. The actual C&D Fee is $3.50 per 100 units and is paid to the sponsor at the close of the initial public offering period, which is expected to be ninety days from the inception date. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.35%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.35%.

(3) Other Operating Expenses do not include brokerage cost and other transactional fees.



                                                              Investment Summary

EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

                    1 year         $_____

                    3 years        $_____

                    5 years        $_____

                    10 years       $_____

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests.


     See "Expenses of the Trust" in Part B of the Prospectus for additional information.

















                                                              Investment Summary

                                 TRUST PORTFOLIO

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124
     THE TRUST PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, JUNE __, 2002



 Ticker      Company     Industry     Initial     Price per       Cost to
 Symbol      Name(1)                  Shares       Share       Portfolio(2)(3)
--------------------------------------------------------------------------------
















--------------------
(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ________________. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the Evaluator was made using the market value per share as of the Evaluation Time on June ___, 2002 . Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, at the closing sales price, or if no price exists at the mean between bid and offer prices on the over-the-counter market.

(3)  There was a $____ loss to the sponsor on the Initial Date of Deposit.


See "Stock Descriptions" in Part B of the Prospectus for additional information regarding the trust's portfolio.



                                                                 Trust Portfolio

                          UNDERSTANDING YOUR INVESTMENT

HOW TO BUY UNITS

     You can buy units of the trust on any business day by contacting your financial professional. Unit prices are available daily on the Internet at WWW.CLAYMORESECURITIES.COM. The unit price includes:

*  the value of the stocks,

*  the initial sales fee, and

*  cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.



     VALUE OF THE STOCKS. We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open.

     PRICING THE STOCKS. We generally determine the value of stocks using the last sale price for stocks traded on a national securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the stocks shown in "Trust Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for a portion of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.


     TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transaction sales fee has both an initial and a deferred component and is 2.95% of the Public Offering Price based on a $10 unit. The initial sales fee is initially approximately 1% of the


                                                   Understanding Your Investment

Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.30% of the Public Offering Price) and the sum of the maximum remaining deferred sales charge and the C&D Fee (initially $.230 per unit). To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.195 per unit). The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the Prospectus and in "Fees and Expenses" in Part A of the Prospectus.


     REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee , we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units.

     LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.


     The maximum per unit sales fee is reduced as follows:

                                                         TOTAL                      TOTAL
                         INITIAL        DEFERRED     TRANSACTIONAL                 MAXIMUM
PURCHASE AMOUNT(1)     SALES FEE(2)   SALES FEE(3)    SALES FEE(4)   C&D FEE(3)   SALES FEE
Less than $50,000         1.00%  +       1.95%    =      2.95%  +      0.35% =      3.30%
$50,000 - $99,999         0.75%  +       1.95%    =      2.70%  +      0.35% =      3.05%
$100,000 - $249,999       0.50%  +       1.95%    =      2.45%  +      0.35% =      2.80%
$250,000 - $499,999       0.25%  +       1.95%    =      2.20%  +      0.35% =      2.55%
$500,000 - $999,999       0.00%  +       1.95%    =      1.95%  +      0.35% =      2.30%
$1,000,000 or more        0.00%  +       1.95%(5) =      1.20%  +      0.35% =      1.55%

--------------------
(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

(2) The initial sales fee is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the Maximum Sales Fee and the sum of the remaining deferred charges and the C&D Fee, the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(3) The deferred sales fee and the C&D Fee are a fixed dollar amount of $0.195 per unit and $0.035 per unit, respectively. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(4) The transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

(5) All units are subject to the same deferred sales fee and C&D Fee. To allow investors who purchase 100,000 units or more to pay a sales fee that is less than the sum of the deferred sales fee and the C&D Fee, the sponsor provides such investors with additional units to lower the effective sales fee.




                                                   Understanding Your Investment

     You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

*  purchases by your spouse or minor children and

*  purchases by your trust estate or fiduciary accounts.

     You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

     The discounts described above apply only during the initial offering period.

     ADVISORY AND WRAP FEE ACCOUNTS. We reduce your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional.
You pay only the portion of the transactional sales fee that the sponsor retains. This table provides an example of the transactional sales fee you will pay per unit if you purchase units in this type of account on the Inception Date.





                                                   Understanding Your Investment

                    Fee paid on purchase        $0.000


                    Deferred sponsor
                    retention                 0.070
                                                ------

                         TOTAL               $0.070

     Units will also be subject to all trust expenses, including the creation and development fee. This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust.

     EXCHANGE OR ROLLOVER OPTION. We waive the initial sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any other Claymore unit trust. These discounts apply only during the initial offering period.

     UNAFFILIATED UITS. Investors in any unaffiliated unit trust that have purchased their investment within a five-year period prior to the date of this prospectus can purchase units of the trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of [2.30]% of the public offering price
(including the creation and development fee).

     EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates; or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. You may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. This discount applies during the initial offering period and in the secondary market.

     DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.


                                                   Understanding Your Investment

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.


HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at WWW.CLAYMORESECURITIES.COM or through your financial professional. We often refer to the sale price of units as the "bid price."
You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

     SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days).



     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice.

     EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus


                                                   Understanding Your Investment
carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust.
We may discontinue this option at any time.


     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.


DISTRIBUTIONS

     DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     *  reinvest distributions in additional units of your trust at no fee, or

     *  receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

     REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


     See "Administration of the Trust" in Part B of the Prospectus for additional information.



                                                   Understanding Your Investment

                                INVESTMENT RISKS

     ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

     Concentration Risk is that your portfolio is more likely to be negatively impacted because it concentrates in a particular type of stock. When a certain type of stock makes up more than 25% of a trust, the trust is considered to be "concentrated" in that stock type. Your portfolio currently concentrates in _____________ companies. Before you invest in _____________ companies, you should understand that ______________________________.

















                                                   Understanding Your Investment

                               HOW THE TRUST WORKS

     YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     *  to pay expenses,

     *  to issue additional units or redeem units,

     *  in limited circumstances to protect the trust,

     * to make required distributions or avoid imposition of taxes on the trust, or

     *  as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.



     TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus.


                                                   Understanding Your Investment

The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in-kind distributions.


     See "Administration of the Trust" in Part B of the Prospectus for additional information.

















                                                   Understanding Your Investment

                               GENERAL INFORMATION

     EUGENE E. PERONI, JR. Mr. Peroni serves as a premier research partner for Claymore Securities, Inc. Mr. Peroni's insights have been published in the Peroni Report, a strategy letter offering stock market forecasts and specific stock recommendations for both short and longer-term investments and Mr. Peroni has selected the popular "Peroni's Top Ten Picks" since 1988. Mr. Peroni previously served as Managing Director for Equity Research for Nuveen Investments. Mr. Peroni began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method more than 50 years ago. Mr. Peroni learned from his father the importance of a disciplined "hand-picked" approach to investing. Mr. Peroni has more than 25 years of experience in his field. The Peroni Method uses a bottom-up approach, emphasizing the technical merits of an individual stock.

     Mr. Peroni regularly appears on CNBC, CBS Market Watch, PBS Nightly Business Report, and Bloomberg TV, and is quoted often in such esteemed publications as The Wall Street Journal, The New York Times and Investors Business Daily. According to Mr. Peroni, "as surely as the seasons will come and go, financial markets will continue to rise and decline. Through all of this change, it is rewarding to know that The Peroni Method will continue to provide investors with uncommon insight and unique opportunities."


     CLAYMORE. We are an investment banking firm created in 1995. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction during the initial offering period is as follows:


                                                   Understanding Your Investment

            PURCHASE AMOUNT/                 CONCESSION
               FORM OF PURCHASE                  PER UNIT


          Less than $50,000                        2.25%
          $50,000 - $99,999                        2.00%
          $100,000 - $249,999                      1.75%
          $250,000 - $499,999                      1.50%
          $500,000 - $999,999                      1.25%
          $1,000,000 or more                       0.60%
          Exchange or Rollover Purchases           1.30%
          Wrap Account and Employee Purchases      0.00%


     We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 1.75% of the unit price.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $___ on the initial deposit of stocks into the trust.












                                                   Understanding Your Investment

                         REPORT OF INDEPENDENT AUDITORS

                                   UNITHOLDERS
               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124

     We have audited the accompanying statement of financial condition, including the trust portfolio, of Claymore Securities Defined Portfolios, Series 124, as of June __, 2002 , the Initial Date of Deposit. The financial statement is the responsibility of the Trust's sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchase of securities, as shown in the financial statement as of June __, 2002 . An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 124 as of June __, 2002 , in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Kansas City, Missouri
June __, 2002












                                                   Understanding Your Investment

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124
                        STATEMENT OF FINANCIAL CONDITION

AS OF THE INITIAL DATE OF DEPOSIT, JUNE __, 2002

INVESTMENT IN STOCKS
   Sponsor's contracts to purchase underlying stocks
   backed by cash deposited(1)(2)                                $_____________
LIABILITIES AND INTEREST OF INVESTORS
    Liabilities
      Organization costs(3)                                      $_____________
      Deferred sales fee(4)                                      $_____________
    Interest of investors
      Cost to investors(5)                                       $_____________
      Less: gross underwriting commission and
      organization costs(3)(4)(5)                                $_____________
      Net interest of investors                                  $_____________

          TOTAL                                                  $_____________
                                                                  =============

Number of units                                                   _____________

Net Asset Value per Unit                                         $_____________





--------------------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash has been deposited with The Bank of New York, Trustee, covering the funds (aggregating $_______) necessary for the purchase of the securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $2.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (if earlier) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the total transactional sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 2.95% (equivalent to 3.040% of the net amount invested). The deferred sales fee is equal to $0.195 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.


                                                   Understanding Your Investment

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 124
                             PROSPECTUS-PART A
                                  JUNE __, 2002

                      PERONI GROWTH PORTFOLIO, 2002 SERIES


WHERE TO LEARN MORE

     You can contact us for free information about this and other investments.

     VISIT US ON THE INTERNET
     http://www.claymoresecurities.com

     BY E-MAIL
     invest@claymoresecurities.com

     CALL CLAYMORE
     (800) 345-7999
     Pricing Line (888) 248-4954

     CALL THE BANK OF NEW YORK
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

ADDITIONAL INFORMATION

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

     E-MAIL:    publicinfo@sec.gov

     WRITE:     Public Reference Section
                Washington, D.C. 20549-0102

     VISIT:     http://www.sec.gov (EDGAR Database)

     CALL: 1-202-942-8090 (only for information on the operation of the Public Reference System)

     REFER TO:  Claymore Securities Defined Portfolios, Series 124
                Securities Act file number:  333-87754
                Investment Company Act file number:  811-03763

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                      CLAYMORE EQUITY PORTFOLIO PROSPECTUS

                      PROSPECTUS PART B DATED JUNE __, 2002

     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

     Additional information about the trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Bank of New York (the "Trustee") at (800) __________.

                                TABLE OF CONTENTS

                                                                     PAGE

GENERAL INFORMATION                                                    1

INVESTMENT POLICIES                                                    1

STOCK DESCRIPTIONS                                                     2

RISK FACTORS                                                           2

ADMINISTRATION OF THE TRUST                                            5

EXPENSES OF THE TRUST                                                 11

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION                       13

PURCHASE, REDEMPTION AND PRICING OF UNITS                             13

TAXES                                                                 18

EXPERTS                                                               24

PERFORMANCE INFORMATION                                               24

SUPPLEMENTAL INFORMATION                                              25

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust
Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for the purpose of redeeming units tendered for redemption and the payment of expenses.

STOCK DESCRIPTIONS
                                    [TO COME]

RISK FACTORS

     STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock.
Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding.
The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates, as well as clients of Boyar, may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth under Investment Strategy in the Prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor and/or Boyar. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee, you will be credited the difference between your sales fee and the deferred sales fee at the time you buy your units. Accordingly, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

         (A)   As to the Income Account:

              (1)   Income received;

              (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

              (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

         (B)   As to the Capital Account:

              (1) The dates of disposition of any securities and the net proceeds received therefrom;

              (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

              (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

         (C)   The following information:

              (1) A list of the securities as of the last business day of such calendar year;

              (2) The number of units outstanding on the last business day of such calendar year;

              (3) The redemption price based on the last evaluation made during such calendar year;

              (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "Distribution In Kind"). A unitholder who owns the minimum number of units shown in the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10007, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. Claymore Securities, Inc., the sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The foregoing financial information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST

     The sponsor does not charge a trust an annual advisory fee . The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory
Fee").  In providing such supervisory
services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. [If so provided in Part A of the prospectus, the sponsor may also receive and annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders.] If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. Estimated annual trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     [ The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee which is calculated monthly is based on the largest number of units of a trust outstanding during the calendar year for which such compensation relates. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.] [The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the trustee of advancing funds to a Trust to meet scheduled distributions).] [In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer
Price Index since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.] [The Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee are accrued daily and based upon the number of Units outstanding each day until the primary offering period terminates. After the primary offering period has terminated, these fees are accrued daily and are based on the number of Units outstanding on the first business day of the calendar year in which the fee is calculated or the number of Units outstanding at the end of the primary offering period, as appropriate.]



     The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. A trust may pay the costs of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the creation and development fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee and the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the trustee. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

     PUBLIC DISTRIBUTION UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount of the broker-dealer concession or agency commission set forth in the prospectus. Banks may be prohibited from underwriting trust units; however, certain agency transactions may be permitted. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. [ While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. ] Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York . Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee . If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption a unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust.
If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on the last bid price on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the evaluator's appraising the value of the securities in good faith at the bid side of the market or (3) by any combination thereof.

     RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250 . Fees and charges with respect to such plans may vary.

     [Scudder Trust Company ("STC") has agreed to act as custodian for certain retirement plan accounts. An annual fee per account (currently
$12) , if not paid separately, will be assessed by STC and paid through the liquidation of shares of the reinvestment account. An individual wishing STC to act as custodian must complete a Claymore UIT/IRA application and forward it to the trustee along with a check made payable to Scudder Trust Company.]


     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co.
Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book-entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.


     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.


TAXES

     The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the trust.

For purposes of the following discussion and opinions, it is assumed that each security is equity for Federal income tax purposes.

     In the opinion of Chapman and Cutler, counsel for the trust, under existing law:

          1. The trust is not an association taxable as a corporation for Federal income tax purposes; each unitholder will be treated as the owner of a pro rata portion of each of the assets of the trust under the Code; and the income of the trust will be treated as income of the unitholders thereof under the Code. Each unitholder will be considered to have received his or her pro rata portion of income derived from each trust asset when such income is considered to be received by the trust. A Unitholder will be considered to have received all of the dividends paid on his or her pro rata portion of each security when such dividends are considered to be received by the trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the trust are actually received by the unitholder or are automatically reinvested.

          2. Each unitholder will have a taxable event when the trust disposes of a security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of units by such unitholder (except to the extent an in-kind distribution of stock is received by such unitholder as described below). The price a unitholder pays for his or her units, generally including sales charges, is allocated among his or her pro rata portion of each security held by the trust (in proportion to the fair market values thereof on the valuation date closest to the date the unitholder purchases his or her units) in order to determine his or her tax basis for his or her pro rata portion of each security held by the trust. unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a unitholder's pro rata portion of 10 dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a security held by the trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A unitholder's pro rata portion of dividends paid on such security which exceeds such current and accumulated earnings and profits will first reduce a unitholder's tax basis in such security, and to the extent that such dividends exceed a unitholder's tax basis in such security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a unitholder has held his or her units.

          3. A unitholder's portion of gain, if any, upon the sale or redemption of units or the disposition of securities held by the trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A unitholder's portion of loss, if any, upon the sale or redemption of units or the disposition of securities held by the trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of units for units in the next new series of the trust

     (the "New Trust"), will generally be disallowed with respect to the disposition of any securities pursuant to such exchange to the extent that such unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such unitholder's deemed ownership of the securities underlying the units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

     DEFERRED SALES CHARGE. Generally the tax basis of a unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. The income (or proceeds from redemption) a unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units will generally be entitled to a 70% dividends received deduction with respect to such unitholder's pro rata portion of dividends received by a trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the securities paying such dividends (other than corporate unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate unitholder owns certain stock (or units) the financing of which is directly attributable to indebtedness incurred by such corporation.

     To the extent dividends received by the trust are attributable to foreign corporations, a corporation that owns units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

     LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each unitholder's pro rata share of each expense paid by the Trust is deductible by the unitholder to the same extent as though the expense had been paid directly by him or her. Certain miscellaneous itemized deductions, such as investment return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of trust expenses.

     RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. As discussed above, a unitholder may recognize taxable gain (or loss) when a security is disposed of by the trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. However, the reduction of the 20% rate to 18% applies only if the holding period for the property begins after December 31, 2000. Unless you hold your units for at least five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions." Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in units.

     If the unitholder disposes of a unit, the unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the trust involved including his or her pro rata portion of all the Securities represented by the unit.

     The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

     SPECIAL TAX CONSEQUENCES OF IN-KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS, TERMINATION OF THE TRUST AND INVESTMENT IN A NEW TRUST. Under certain circumstances a unitholder may request an In-Kind Distribution upon the redemption of units or the termination of such trust. The unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. As previously discussed, prior to the redemption of units or the termination of the trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for

Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of units or the termination of the Trust will result in a unitholder receiving shares of stock plus, possibly, cash.

     The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "security" for this purpose is a particular class of stock issued by a particular corporation. A unitholder will not recognize gain or loss if a Unitholder only receives securities in exchange for his or her pro rata portion in the securities held by the trust. However, if a unitholder also receives cash in exchange for a fractional share of a security held by the trust, such unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the unitholder and his or her tax basis in such fractional share of a security held by the trust.

     Because the trust will own many securities, a unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each security owned by the trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

     Certain unitholders may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her units for units of the New Trust in a taxable transaction, such unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any securities pursuant to such exchange to the extent that such unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

     COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a unitholder's tax basis in his or her units will generally equal the price paid by such unitholder for his or her units. The cost of the units, generally including sales charges, is allocated among the securities held by the trust in accordance with the proportion of the fair market values of such securities on the valuation date nearest the date the units are purchased in order to determine such unitholder's tax basis for his or her pro rata portion of each security.

     A unitholder's tax basis in his or her units and his or her pro rata portion of a security held by the Trust will be reduced to the extent dividends paid with respect to such security are received by the Trust which are not taxable as ordinary income as described above.

     GENERAL. Each unitholder will be requested to provide the unitholder's tax-payer identification number to the Trustee and to certify that the unitholder has not been notified that payments to the unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

     In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. unitholders and derived from dividends of foreign corporations may not be subject to U.S. withholding tax. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

     It should be noted that payments to the trust of dividends on securities that are attributable to foreign corporations may be subject to foreign withholding taxes and unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

     At the termination of the trust, the Trustee will furnish to each unitholder a statement containing information relating to the dividends received by the trust on the securities, the gross proceeds received by the trust from the disposition of any security (resulting from redemption or the sale of any security) and the fees and expenses paid by the trust. The Trustee will also furnish annual information returns to unitholders and the Internal Revenue Service.

     Unitholders desiring to purchase units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

     In the opinion of ______________________, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

     The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a unit in the trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a unit is effectively connected with such unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the units. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

EXPERTS

     LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     INDEPENDENT AUDITORS. The statement of financial condition and the trust portfolio audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.


PERFORMANCE INFORMATION

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.


SUPPLEMENTAL INFORMATION

     Upon written or telephonic request to the trustee, investors will receive at no cost to the investor supplemental information about this trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this prospectus. This supplement includes additional general information about the sponsor and the trust.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                            CLAYMORE EQUITY PORTFOLIO
                                PROSPECTUS-PART B
                                  JUNE __, 2002

WHERE TO LEARN MORE

     You can contact us for free information about this and other investments.

     VISIT US ON THE INTERNET
     http://www.claymoresecurities.com

     BY E-MAIL
     invest@claymoresecurities.com

     CALL CLAYMORE
     (800) 345-7999
     Pricing Line (888) 248-4954

     CALL THE BANK OF NEW YORK
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

ADDITIONAL INFORMATION

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

     E-MAIL:  publicinfo@sec.gov

     WRITE:   Public Reference Section
                  Washington, D.C. 20549-0102

     VISIT:   http://www.sec.gov (EDGAR Database)

     CALL: 1-202-942-8090 (only for information on the operation of the Public Reference System)


     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

CONTENTS OF REGISTRATION STATEMENT

       A.  Bonding Arrangements of Depositor:

       The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

           INSURER/POLICY NO.                      AMOUNT

       National Union Fire Insurance
          Company of Pittsburgh,                   $250,000
              Pennsylvania
                959-9000

       This Registration Statement comprises the following papers and documents.

            The facing sheet
            The Prospectus
            The Signatures
            Consents of Counsel

       The following exhibits:

1.1    Reference Trust Agreement (to be supplied by amendment).

1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
       1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

4.1    Consent of Independent Auditors (to be supplied by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 124 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 30th day of May, 2002.

                                CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES
                                  124, Registrant

                                By:  CLAYMORE SECURITIES, INC., Depositor


                                    By:      /s/ Robin K. Pinkerton
                                       ----------------------------------------
                                               Robin K. Pinkerton


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to the Registration Statement has been signed below on May 30, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

          SIGNATURE             TITLE

BENJAMIN FULTON*                President and Director
DAVID HOOTEN*                   Chairman of the Board of
                                Directors
ROBIN K. PINKERTON*             Secretary, Chief Financial
                                Officer, Executive Vice
                                President, Treasurer and Director


                                By:        /s/ Robin K. Pinkerton
                                   -------------------------------------------
                                   Robin K. Pinkerton, Attorney-in-fact*
                                   May 30, 2002





--------------------
*    An executed copy of each of the related powers of attorney were filed as
     Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

     The consent of Ernst & Young LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                          CONSENT OF CHAPMAN AND CUTLER

     The consent of Chapman and Cutler to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                                   MEMORANDUM


     Re:     Claymore Securities Defined Portfolios

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                    1933 ACT

                                  THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.



                               Chapman and Cutler

Chicago, Illinois
May 30, 2002